Corporate Law Solutions A Professional Law Corporation

CLS	Gregory W. Preston, Esq. Managing Director 907 Sandcastle Drive Direct Dial: 949.760.0107 Corona del Mar, CA 92625 gpreston@corp-law.com
September 24, 2020

Via EDGAR and Email

Ronald Alper, Esq. (alperr@sec.gov) Division of Corporation Finance Office of Real Estate & Construction Securities and Exchange Commission Washington, D.C. 20549

Re:	Escalate Wealth REIT I, Inc. (the “Company”) Amendment No. 2 to Preliminary Offering Circular on Form 1-A Filed September 15, 2020 File No. 024-11284

Dear Mr. Alper:

On hehalf of the Company, we are responding to your comment letter dated September 14, 2020 to Amendment No. 1 to the Company’s Preliminary Offering Circular (“Offering Statement”). Responses in this letter refer to Amendment No. 2 to Offering Statement as filed today (“Amendment No. 2”). We also enclose a marked copy of Amendment No. 2 to show changes from Amendment No. 1.

Your numbered comments and our corresponding responses are set forth below.

Cover Page

1.	We reissue comment 4. We note that you state the offering will last until the maximum number of shares are sold. Please note that Rule 251(d)(3)(F) of Regulation A allows for the offering to continue up to three years from the date of qualification. Please revise to provide the duration of the offering, as required by Item 501(b)(8)(iii) of Regulation S-K.

Response: The requested disclosure has been provided.

Security Ownership of Certain Beneficial Owners and Management, page 56

2.	We partially reissue comment 5. Please include Mr. Hofer in the beneficial ownership table and include the officers and directors as a group, as required by Item 403 of Regulation S-K.

Response: The requested disclosure has been provided.

Exhibits

3.	We note that the bylaws include an exclusive forum provision. Please include disclosure regarding these provisions including a description of the provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether these provisions apply to claims under the federal securities laws.

Response: The bylaws have been amended to remove the exclusive forum provision.

Thank you for your assistance with regard to this filing and please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer

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